Writer’s Direct Number	Writer’s E-mail Address
(212) 756-2427	eric.piasta@srz.com

June 23, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines Holding Corp. and Horizon Lines, LLC
Amendment No. 2 to the Registration Statement on Form S-4
File No. 333-123681

Dear Ms. Williams:

On behalf of our clients, Horizon Lines Holding Corp. and Horizon Lines, LLC (the “Registrants”), we are transmitting for filing, via the EDGAR system, Amendment No. 2 (“Amendment No. 2”) to the Registrants’ Registration Statement on Form S-4 (File No. 333-123681), filed March 30, 2005 (the “Registration Statement”). By hand delivery, we will be sending you a blacklined copy of Amendment No. 2, which has been marked to indicate changes to Amendment No. 1 to the Registration Statement.

Please note that these changes are intended primarily to address the comments of the Staff of the Securities and Exchange Commission to the Registrants’ confidential treatment requests, dated March 30, 2005, pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended, as set forth in its comment letter dated June 21, 2005.

Please contact André Weiss of my office at (212) 756-2431 or the undersigned at (212) 756-2427 with any questions concerning this submission.

Very truly yours,

/s/    ERIC PIASTA

Eric Piasta

cc:	Johanna Vega Losert, Securities and Exchange Commission
M. Mark Urbania, Horizon Lines, Inc.
Robert S. Zuckerman, Horizon Lines, Inc.
André Weiss, Schulte Roth & Zabel LLP